FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Announces Increase in Credit Facility to US$400 Million
Toronto, Ontario (September 21, 2017) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that it has secured amendments to its existing undrawn revolving credit facility (the “Facility”) including an increase in the size of the Facility from US$150 million to US$400 million on more favourable terms.
Under the amended Facility, the Company will benefit from improved pricing at its current leverage ratio including undrawn fees of 0.45% and drawn fees of LIBOR plus 2.00%. This compares to undrawn fees of 0.48% and drawn fees of LIBOR plus 2.125% under the previous credit facility. The Facility remains undrawn and the Company debt free with cash and equity securities of approximately US$150 million as of June 30, 2017. The maturity date of the Facility has been extended to September 20, 2021.
“The amended facility adds significant liquidity on very attractive terms. Combined with existing cash and expected cash from the recently announced acquisition of Richmont Mines, Alamos will be debt free with more than US$600 million of available liquidity. This greatly improves our financial flexibility as we fund development of our portfolio of growth projects,” said John A. McCluskey, President and Chief Executive Officer.
The amended Facility was joint-led by the Bank of Nova Scotia, BMO Capital Markets, and TD Securities. Additionally, the syndicate includes the Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, ING Capital LLC, and Export Development Canada.
The effectiveness of the Facility is subject to satisfying certain customary closing conditions which have been delayed due to the earthquake in Mexico and are expected to be completed in the coming days
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note
The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
Cautionary Note
This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding expectations of future permitting timelines, outcomes of economic studies, development and/or production timelines or other future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, closing of the Facility, changes to the Corporation’s projected capital requirements, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and other disclosures of “Risk Factors” by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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